UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For December 6, 2010

Commission File Number 001-14624

RBS Holdings N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162193 and 333-162193-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The registrant is filing the following document solely for incorporation of the following exhibit into its Registration Statement on Form F-3 (File Nos. 333-162193 and 333-162193-01):

EXHIBIT INDEX

1.1 Second Letter Agreement dated as of December 6, 2010 among The Royal Bank of Scotland N.V., RBS Holdings N.V. and RBS Securities Inc. relating to the U.S. Distribution Agreement dated as of September 29, 2006 among The Royal Bank of Scotland N.V. (formerly known as ABN AMRO Bank N.V.), RBS Holdings N.V. (formerly known as ABN AMRO Holding N.V.) and the agents signatory thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS HOLDINGS N.V. (Registrant)

Date:	6 December 2010	By:	/s/ P.A. van der Harst
			Name:	P.A. van der Harst
			Title:	Chief Financial Officer